UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

Date of report: For the month of January 2024
Commission File Number: 001-39084

Innate Pharma S.A.
(Translation of registrant's name into English)

Innate Pharma S.A.
117 Avenue de Luminy—BP 30191
13009 Marseille, France
+ 33 (0) 4 30 30 30
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]          Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

EXHIBIT INDEX

Exhibit	Description

99.1	[Press Release dated January 12, 2024]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNATE PHARMA S.A.

Date: January 12, 2024	By:	/s/ Hervé BRAILLY
	Name:	Hervé BRAILLY
	Title:	Chairman of the Executive Board and Chief Executive Officer